Elan Corporation, plc

Treasury Building, Lower Grand
Canal Street, Dublin 2, Ireland

T (+353 1) 709 4000

If replying by fax, reply to (+353 1) 7094015

June 22, 2011
Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549 USA
VIA EDGAR

Re:	Elan Finance Public Limited Company and Elan Finance Corp. Registration Statement on Form F-4 Filed March 29, 2011 File No. 333-173144
Dear Mr. Riedler:
Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Elan Finance public limited company and Elan Finance Corp. (collectively, the “Issuers”) hereby request that the effective date of the above-referenced Registration Statement filed by the Issuers with the Securities and Exchange Commission (the “Commission”) be accelerated to, and that such Registration Statement be declared effective on, Thursday, June 23, 2011, at 4:30 p.m. Eastern Time, or as soon thereafter as practicable.
     The Issuers hereby acknowledge that:
•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuers may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Directors: R. A. Ingram (USA) (Chairman), S. Cooke, L. Ekman (Sweden),
G. Kennedy, P. Kennedy, G. Kerr (UK), G.K. Martin (USA), K. McGowan,
K. McLaughlin, D. O’Connor, R.D. Pilnik (USA), D.J. Selkoe (USA)
BIOPHARMACEUTICALS • DRUG TECHNOLOGIES
Registered in Ireland, No. 30356

     The Issuers respectfully request confirmation of effectiveness and request that the same be communicated to their legal counsel, Cahill Gordon & Reindel LLP, attention: Christopher T. Cox, via telephone (212-701-3450) or fax (212-378-2416). Your consideration in this matter is greatly appreciated.
Yours sincerely,
     /s/ Nigel Clerkin

Nigel Clerkin
Executive Vice President, Chief Financial Officer
Elan Corporation, plc

cc:	Bryan Pitko (Securities and Exchange Commission) John B. Moriarty Jr. John Donahue (Elan) Christopher T. Cox (Cahill Gordon & Reindel llp)